James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 27 August 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Results of 2021 Annual General Meeting We advise that all resolutions set out in the Notice of the Annual General Meeting dated 2 August 2021, were carried at the Annual General Meeting of the company held in Dublin, Ireland on 26 August 2021 (Dublin time). Details of votes cast are set out on the following page. In accordance with ASX Listing Rule 3.16.1, we hereby confirm that Andrea Gisle Joosen ceased to hold office as a non-executive director with effect from the conclusion of the AGM. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blask Exhibit 99.3

Results of AGM

Resolutions voted on at the meeting					If decided by poll					Proxies received			
Resolution		Result	Voting method	If s250U applies	Voted for		Voted against		Abstained	For	Against	Abstain	Discretion
No	Short description				Number	%	Number	%	Number	Number	Number	Number	Number
1	Financial Statements and Reports	Passed	Poll	n/a	349,793,983	99.90	361,777	0.10	5,474,965	349,697,396	361,777	5,474,965	96,587
2	Remuneration Report	Passed	Poll	n/a	338,490,375	96.73	11,450,710	3.27	5,689,640	338,394,133	11,450,710	5,689,640	96,242
3(a)	S Rowland election	Passed	Poll	n/a	350,636,049	98.69	4,636,901	1.31	357,775	350,539,057	4,636,901	357,775	96,992
3(b)	D Seavers election	Passed	Poll	n/a	348,399,357	98.07	6,864,546	1.93	366,822	348,299,396	6,864,546	366,822	99,961
3(c)	M Hammes election	Passed	Poll	n/a	337,108,253	94.90	18,109,576	5.10	412,896	337,006,220	18,109,576	412,896	102,033
3(d)	P Lisboa election	Passed	Poll	n/a	353,582,869	99.53	1,661,480	0.47	386,985	353,481,333	1,661,480	386,985	101,536
4	Fix external auditor remuneration	Passed	Poll	n/a	353,516,449	99.50	1,784,829	0.50	329,447	353,416,986	1,784,829	329,447	99,463
5	Amend and restate the JH Equity Incentive Plan 2001 and to issue equity securities under it	Passed	Poll	n/a	340,268,801	95.82	14,848,703	4.18	401,241	340,175,287	14,848,703	401,241	93,514
6	Amend and restate the JH Industries LTIP 2006 and to issue equity securities under it	Passed	Poll	n/a	341,263,407	96.10	13,855,702	3.90	405,544	341,174,063	13,855,702	405,544	89,344
7	Grant ROCE RSUs to J Truong	Passed	Poll	n/a	338,977,637	96.64	11,770,102	3.36	4,882,986	338,886,293	11,770,102	4,882,986	91,344
8	Grant Relative TSR RSUs to J Truong	Passed	Poll	n/a	333,421,392	95.06	17,326,147	4.94	4,883,186	333,326,079	17,326,147	4,883,186	95,313